Exhibit b) i

60 Years of Innovation Electra Meccanica Vehicles Corp. NASDAQ SOLO September 2018

 Safe Harbor This presentation includes statements that are, or may be deemed, ‘‘forward-looking statements.’’ In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” potential” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward looking statements contained in this presentation, as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Form F-1 filed with the Securities and Exchange Commission. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation. You should read carefully our “Special Note Regarding Forward-Looking Information “ and the factors described in the “Risk Factors” section of our Form F-1. 2

About Electra – Designs and manufactures innovative electric vehicles (EV) designed to revolutionize the way people commute, generating an ultimate driving experience while making commuting more efficient, cost-effective and environmentally friendly – Leveraging Intermeccanica’s 60 years of automotive innovation and tradition which we acquired in 2017 – Our Flagship EV is the SOLO, a single person EV, which we have built 28 pre-mass production vehicles and is scheduled to be mass produced over the near term – Other EV’s in advanced stages of development including the Tofino, an all electric two-seater roadster 3

Charged & Ready to Roll – In final phases of SOLO commercialization ▪ Approved for sale in the U.S.; registered in California ➢ Accepting purchaser deposits at MSRP of USD$15,888 / CDN$19,888 ▪ Actively seeking real estate for LA based Corporate Dealership to receive initial SOLO deliveries – Executed a Manufacturing Agreement with China’s largest manufacturer of motorcycles and motorcycle engines ▪ First mass produced SOLO’s to be delivered in Q4 2018 – Late stage development of Tofino ▪ Production anticipated in Q4 2019 Year 1* Year 2 Year 3 5,000 vehicles 20,000 vehicles 50,000 vehicles 75,000 vehicles represents over $1.1 billion in sales – Pre-order book in excess of $2.4 billion CAD – Key corporate technology partnerships and 6 pending patents *Year 1 beginning in Q4 2018 as of the first mass production delivery 4

Intermeccanica History of Excellence custom replica sports cars for select global clientele 5

Our Flagship EV – SOLO 100% Clean Energy Eliminates fossil fuels One Person Vehicle Designed for an enhanced driving experience, not replace the family sedan Equipped with cargo area for daily errands and deliveries Retail: ~$15,888 USD Least expensive EV on the market Superior Range 100 miles – High Performance Electric Drivetrain – Lightweight Composite Body – Low center of gravity – Allows for higher speeds and mobility – Attainable cruise speed of 70 mph, reaching 80 mph Top Speed – 128 ft-lbs torque available instantly – Battery range 17.1 kW/h using lithium ion battery for up to 100 mile range – Charging time: 3 hours level 2 – Patented battery technology – Comprehensive warranty two years bumper to bumper; 5 years for battery Siemens presents: Electra Meccanica goes electric with digitalization 6

Our High Performance EV – Tofino 100% Clean Energy Eliminates fossil fuels Two Person Vehicle Retractable hard top Retail: ~$50,000 USD Electric sports car Plenty of Range 250 miles – High Performance Electric Drivetrain – Lightweight Composite Body – Low center of gravity – Allows for higher speeds and mobility – Attainable cruise speed of 94 mph, reaching 125 mph Top Speed – Battery range using lithium ion battery for up to 250 mile range – Charging time: 6 hours level 2 – Patented chassis and battery technology – Comprehensive warranty package for two years bumper to bumper; 5 for battery 7

Deposits & Orders; Significant Initial Demand from Individuals and Dealers Pre-Orders in Units Individuals Dealers Total SOLO USA 456 13,462 13,918 Canada 248 4,120 4,368 Dealer 42 3,660 3,702 746 21,242 21,988 Tofino USA 12 12,382 12,394 Canada 104 - 104 Dealer 1 27,415 27,416 117 39,797 39,914 Total 863 61,039 61,902 Notes: 1) Pre-order book in excess of $2.4 Billion CAD and growing as of June 18, 2018 2) Limited marketing and promotion to date 3) Sales and marketing rollout scheduled for Q4 2018; $2.8 million of proceeds budgeted Pre-Order $’s at MSRP $329 million SOLO Tofino $1,989 million Total: $2.4 Billion 8

The SOLO: Designed for the Commuter EMV SOLO Smart Electric Tesla Model 3 Chevrolet Volt Nissan Leaf Price (US$) $15,888 $28,750 $56,500 $33,220+ $29,990 Electric Only Miles Up to 100 miles Up to 76 miles Up to 310 miles Up to 53 miles Up to 150 miles Price Per Mile (US$) $155/mile $378/mile $182/mile $627/mile $199/mile Top Speed 85 mph 83 mph 130 mph 100 mph 93 mph Full Charge Time 3 hours on a 240 volt 6 hours on a 240 volt 13.85 hours on a 240 4.5 hours on a 240 4 hours on a 7kW outlet outlet volt outlet volt outlet charging point Vehicle Class Micro Sub-compact Compact Compact Compact 9

Commuter Demographics 83% of North Approximately Americans 80% of all urban commute alone car trips are daily using within a 30 km/ personal 19 mi distance vehicles Source: Statistics from the Department of Transport 10

SOLO Annual Cost Savings By driving the electric SOLO, commuters with a daily commute of 9 miles will have an annual cost savings of approximately $821 11

Ensuring the SOLO was On Track In September 2017, AutoPacific was commissioned to conduct research designed to understand who is attracted to the Electra Meccanica SOLO and what particular vehicle attributes play the strongest roles in that attraction. – To achieve that understanding, the research surveyed two groups: ▪ Reservation Holders: those who are aware of the SOLO and have expressed an interest through making a refundable reservation with Electra Meccanica. Objective will be to understand what key vehicle attributes and benefits make the SOLO desirable to and are key influencers in making a deposit on the vehicle. ▪ Prospects: Potential 3-wheel vehicle buyers who might be interested in the SOLO. 12

Reservation Holders (Handraisers) Surveyed Source: AutoPacific Research Report 13

Fun, Environmental-friendliness and Technology Motivates Handraisers Handraisers are motivated by a variety of aspects about the SOLO, including fun, technology and environmental-friendliness. Yet they are also interested in the maneuverability and low cost, as well as reduced traffic congestion from having a smaller vehicle on the road. Source: AutoPacific Research Report 14

SOLO Prospects Like the Price; Want Fun to Drive Vehicle with Latest Technology Top reasons for purchase consideration are attractive price and desire for a fun to drive vehicle. Prospects are also influenced by new technology and desire an EV for their daily commute. Source: AutoPacific Research Report 15

Potential EV Candidates Responding to Expanding Target Market Cargo SOLO Twinn Super SOLO 16

The Obvious Initial Commuter Market for Launch The Land of Fun, Technology & Design California One of the United States’ Largest U.S. EV worst Market commutes 17

Initial Target Commuter Market: Southern California California accounts for roughly half of all EV sold due to significant state incentives California is the world leader with EV’s at 5% of vehicle fleet 18

Trends Driving Growth Industry California Consumer concern over the damaging effects that Trend setters in adoption of new technologies and pollutants and gas emissions have to the environment progressive in policy implementation State goal for EV adoption, supported by subsidies and Government mandates for future EV utilization investment in charging infrastructure based upon the • Rebates and access to HOV lanes significant negative impact to the environment from auto emissions Significant reduction in battery costs combined with Extremely high cost of commuting substantial increase in EV performance 19

Sales, Dealer & Service Model Direct Sales – Accepting online reservations with refundable deposits of $250 CAD for the SOLO and $1,000 CAD for Tofino – Existing dealership in Vancouver – Identifying real estate in Southern California for the initial Corporate Showroom Dealer Network – Corporate owned dealerships anticipated in key markets with dealer networks in other market areas – Significant global dealer interest as evidenced by letters of intent for 21,242 SOLOS Service – At both Corporate owned and independent dealerships 20

Our SOLO Manufacturing Partner Manufacturing agreement with Chongqing Zongshen Automobile Co., Ltd (“Zongshen”) located in Chongqing, China – Zongshen is China’s largest manufacturer of motorcycles and motorcycle engines. Its products include over 130 models of two-wheeled motorcycles, electric motorcycles, three-wheeled motorcycles, cross-country vehicles and all-terrain vehicles with motors ranging from 35CC to 500CC. Current annual production of motorcycles exceeds 2,000,000. – Zongshen currently owns 10.6% (beneficially) of our common shares. – Zongshen has contracted to produce 75,000 SOLO vehicles over an initial three year period with deliveries commencing Q4 2018. 21

Zongshen Working Towards Q4 2018 Deliveries 22

Worldwide Patents & Trademarks 6 Pending Patents – Battery Cartridge – SOLO Swing Arm – Modular Rolling Chassis For a Vehicle – Electric Motor Vehicle Battery System – Vehicle Design, SOLO – Additional patents Battery Pack SOLO Swing Arm SOLO Chassis 23

Key Management Team Jerry Kroll FOUNDER & CEO – 20 years of experience in executive management roles in tech companies. – Founder of KleenSpeed Technologies developing advanced electric race cars at NASA Research Park Mountainview in California. – Socially responsible entrepreneur and Championship winning race car driver. – Partnered with Henry Reisner of Intermeccanica to revolutionize the electric car market. Henry Reisner FOUNDER & PRESIDENT – President of Intermeccanica since 2001, an automobile manufacturer and subsidiary of EMV – Extensive experience in the automotive industry with a background in manufacturing Isaac Moss CHIEF ADMINISTRATIVE OFFICER – 27 years of international business, multi jurisdictional investment banking and corporate finance experience ranging across media, forests products, hospitality, telecommunications, bio technology and green energy industries. – Held senior executive positions including CEO of European based specialty chemical company, COO of a technology company, and CFO of a green energy company. Kulwant Sandher CHIEF FINANCIAL OFFICER – Over 25 years experience in business and finance – Leadership positions in a variety of private and public companies – Chartered Professional Accountant (CPA) Ed Theobald GENERAL MANAGER – Over 40 years of experience in finance, industrial sales, construction, retail, and oil & gas industries – Including 19 years as General Manager at Envirotest Canada, 24 a subsidiary of ESP Global

Board of Directors Jerry Kroll CO FOUNDER & CEO Henry Reisner PRESIDENT & CO FOUNDER Steven Sanders CHAIRMAN − Founding partner of the New York based law firm of Ortoli Rosenstadt − 45+ years global experience in the practice of international corporate law spanning North America West Europe and Asia − Member of the American and New York bar associations − BBA from City College of New York and Juris Doctorate from Cornell Law School Luisa Ingargiola DIRECTOR − Diverse experience of capital markets and public companies. Currently, CFO of Avalon GloboCare, a biotech health care company with leading cell based therapeutic technologies for cancer and neuromuscular disease. − Also, director and audit chair of FTE Networks, a leading international network infrastructure solutions and cyber security company. − Previously, CFO and current board member of MagneGas Corporation − BS in Finance, Boston University and Master of Health Administration, University of South Florida. Dr. Robert Tarzwell DIRECTOR − Currently, Clinical Director of Research for Mental Health at Lions Gate Hospital. − As an eminent psychiatrist his expertise has led to various clinical consultant roles in medicine and in academia. − An investor in various high tech start ups. − Passionate about motor sports and is an amateur race car driver. Shaun Greffard DIRECTOR − Currently, SVP of strategic projects at the Ledcor Group − 20+ years background in the telecommunications and IT industries − Expertise in and adept at overhauling under performing business units and analyzing and removing operational flaws to improve operational performance and profitability. − Previously, he held varying roles at Canadian telecom giant TELUS Communications 25

Capitalization Raised $43+ million in capital to date Shares Outstanding * 27,617,726 Warrants ** 12,482,263 Options *** 4,068,750 Fully Diluted 44,168,739 48.9% Insider beneficial ownership Cash **** $16.11 million CAD * As of September 20, 2018 ** Weighted average exercise price C $7.57 *** Weighted average exercise price C $2.76 26 **** as of June 30, 2018 plus funds received from Nasdaq uplist

Corporate Highlights – Designed, developed and currently manufacturing the SOLO, a revolutionary EV targeting the urban commuter market with delivery of 5,000, 20,000 and 50,000 vehicles anticipated in Q4 2018, 2019, and 2020, respectively ▪ Such 75,000 vehicles represents over $1.1 billion in sales ▪ Extensive market research evidencing consumer acceptance – SOLO to be followed by the Tofino, an electric drivetrain, two seater sports car with initial deliveries anticipated in late 2019 – Online sales channel; pre-order book in excess of $2.4 Billion CAD and growing as of June 18, 2018 – Portfolio of other EV Candidates – Large, growing, government supported EV market – Experienced management team highly regarded in the automobile industry and over 60 years of automobile legacy 27

APPENDIX

Corporate Technology Partners 29